INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------


To the Board of Directors of
UMB Scout Worldwide Fund, Inc.,
UMB Scout Worldwide Select Fund
    and
the Securities and Exchange Commission:

RE:  UMB Scout Worldwide Fund, Inc.
     UMB Scout Worldwide Select Fund
     Form N-17f-2
     File Number 811-7472


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, with respect to securities of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP

Kansas City, Missouri
August 8, 2003

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


-----------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: Date examination completed:

   811-7472                                                       June 30, 2003
-----------------------------------------------------------------------------------------------------
2. State Identification Number:
-----------------------------------------------------------------------------------------------------

AL  *            AK  02 02196       AZ  8694         AR  60008576     CA  308-7989      CO  IC-94-06-769
-----------------------------------------------------------------------------------------------------

CT  214198       DE  8684           DC  60012570     FL  *            GA  SC-1507       HI  *
-----------------------------------------------------------------------------------------------------

ID  48847        IL  0251917        IN  93-0423 IC   IA  I-29840      KS  94S0000015    KY  M34790
-----------------------------------------------------------------------------------------------------

LA  83613        ME  MFN208013      MD  SM19 980018  MA  02027313     MI  935642        MN  R-36764.1
-----------------------------------------------------------------------------------------------------

MS  MF-98-01-002 MO  1993-00673     MT  28321        NE  25994        NV  *             NH  *
-----------------------------------------------------------------------------------------------------

NJ  MF-0645      NM  355320         NY  S 27 53 21   NC  7489         ND  U563          OH  37103
-----------------------------------------------------------------------------------------------------

OK  SE-2066426   OR  2001-1468      PA  93-07-010MF  RI  *            SC  MF11220       SD  10597
-----------------------------------------------------------------------------------------------------

TN  RM02-2092    TX  C 42953-030-10 UT  006-6364-13  VT  1/16/98-25   VA  117742        WA  60019803

-----------------------------------------------------------------------------------------------------

WV  MF-24123     WI  341394-03      WY  20513        PUERTO RICO  S-19806
-----------------------------------------------------------------------------------------------------


Other (specify):
      *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout WorldWide Fund, Inc.
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


-------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: Date examination completed:

         811-7472                                       June 30, 2003
-------------------------------------------------------------------------------------------------------------------------
2. State Identification Number:
-------------------------------------------------------------------------------------------------------------------------

AL  *            AK  02 03563                        AZ  23261        AR  93-M0328-02  CA  308-7989      CO  IC-94-06-769
-------------------------------------------------------------------------------------------------------------------------

CT  1001461      DE  9072                            DC  60012572     FL  *            GA  SC-1507       HI  *
-------------------------------------------------------------------------------------------------------------------------

ID  50644        IL  0251917                         IN  93-0423      IC IA  I-44127   KS  1999S0001139  KY  M34790
-------------------------------------------------------------------------------------------------------------------------

LA  83613        ME  MFN212692                       MD  SM19 990911  MA  02027314     MI  930556        MN  R-36764.1
-------------------------------------------------------------------------------------------------------------------------

MS  MF-99-04-111 MO  1993-00673                      MT  41176        NE  37938        NV  *             NH  *
-------------------------------------------------------------------------------------------------------------------------

NJ  MF-0645      NM  3157                            NY  S 28 75 37   NC  7489         ND  Y343          OH  37103
-------------------------------------------------------------------------------------------------------------------------

OK  SE-2060864   OR  2001-1468                       PA  93-07-010MF  RI  *            SC  MF12209       SD  18922

-------------------------------------------------------------------------------------------------------------------------

TN  RM02-2092    TX  C 59102-002-04006-6364-13       UT               VT  4/23/99-12   VA  117742     WA  60023421
-------------------------------------------------------------------------------------------------------------------------

WV  MF-34890     WI  367263-03                       WY  20513        PUERTO RICO  S-25523
-------------------------------------------------------------------------------------------------------------------------


Other (specify):
      *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout WorldWide Select Fund
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                ----------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
           --------------------------------------------------------


    We, as members of management of UMB Scout Worldwide Fund, Inc. and UMB Scout Worldwide Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003 and from December 31, 2002 through June 30, 2003.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 and from December 31, 2002 through June 30, 2003, with respect to securities reflected in the investment account of the Company.

UMB SCOUT WORLDWIDE FUND, INC.
UMB SCOUT WORLDWIDE SELECT FUND


By /s/Larry Schmidt
   ------------------------------------
   Larry Schmidt, Senior Vice President